

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

January 3, 2017

<u>Via E-mail</u>
Ian P. Cleminson
Chief Financial Officer
Innospec Inc.
Oil Sites Road, Ellesmere Port
Cheshire, CH65 4EY, UK

> **Re:** **Innospec Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 17, 2016**
> **Form 8-K Filed November 3, 2016**
> **Response Dated December 22, 2016**
> **File No. 1-13879**

Dear Mr. Cleminson:

We have reviewed your December 22, 2016 response to our comment letter and have the following comment. Please respond within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response. After reviewing your response, we may have additional comments.

1. We note the presentation you provided in response to our request in comment 4 in our letter dated December 15, 2016, to provide a reconciliation of Adjusted EBITDA at the reportable segment level from the segment profit measure presented in accordance with ASC 280-10-50. Please supplement the draft presentation to provide disclosure that explains to investors how your presentation provides the required reconciliation.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, me at (202) 551-3355 with any questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief

Office of Manufacturing and
Construction